UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 49)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                  July 17, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               HEARST BROADCASTING, INC.
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           69,476,909
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           69,476,909
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           69,476,909
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          74.2%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===============================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           69,476,909
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           69,476,909
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           69,476,909
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           74.2%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===============================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 THE HEARST CORPORATION
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           69,476,909
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           69,476,909
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           69,476,909
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           74.2%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===============================================================

---------------------------------
CUSIP No. 422317 10 7                 13D
---------------------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           69,476,909
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           69,476,909
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           69,476,909
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            74.2%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===============================================================

                                  SCHEDULE 13D


         This Amendment No. 49 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $17,743,050.00. Hearst Broadcasting used its working capital and the working capital of one or more of its affiliates to make such purchases.

Item 4.  Purpose of Transaction.

         Hearst Broadcasting  purchased  additional  Securities,  as reported in
Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6. The acquisition of 375,000 shares of Series A Common Stock on July 17, 2006 was through an unsolicited private transaction with a stockholder of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of July 17, 2006, the Reporting Persons owned 27,192,130 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 69,476,909 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 74.2% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of April 24, 2006, as per the Form 10-Q filed with the Securities and Exchange Commission on May 3, 2006, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.


         (c) Since filing Amendment No. 48 to the Statement, Hearst Broadcasting purchased 466,500 shares of Series A Common Stock of the Issuer pursuant to an open-market transaction on June 22, 2006 and 375,000 shares of Series A Common Stock of the Issuer through an unsolicited private transaction with a stockholder of the Issuer (as set forth in Item 4). Further details regarding these purchases are set forth below.


     Date        # of Shares         Price per Share ($)           Cost ($)
------------- ------------------- -------------------------- -------------------
  6/22/2006         466,500               21.7000               10,123,050.00
  7/17/2006         375,000               20.3200                7,620,000.00
    Total           841,500                                     17,743,050.00


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

         In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

         There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 19, 2006



                                                 HEARST BROADCASTING, INC.


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 19, 2006



                                                 HEARST HOLDINGS, INC.


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 19, 2006


                                                 THE HEARST CORPORATION


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 19, 2006



                                                 THE HEARST FAMILY TRUST


                                                  By: /s/ Frank A. Bennack, Jr.
                                                    ----------------------------
                                                    Name:  Frank A. Bennack, Jr.
                                                    Title: Trustee